THE SWISS HELVETIA FUND, INC.

o Open-ending will provide some investors with a quick one-time profit at the expense of long-term shareholders who will likely experience adverse tax consequences, lower performance, higher expenses, dilution and could lead to liquidation.

o Open-ending would likely result in significant sales of appreciated portfolio securities, which in turn would expose stockholders to significant taxable capital gains distributions.

     o If the Fund were to sell only 50% of each of its holdings to raise cash, then based on March 31, 2000 prices, net undistributed realized capital gains would amount to $9.62 per remaining share, which amounts to 55.52% of net asset value.

o The closed-end format has permitted Management to achieve returns that have exceeded the Fund's benchmark index, the Swiss Performance Index, in each of the last three years. Moreover, the Fund has outperformed each fund in its peer group in each of the past two years and achieved returns comparable to its peer group in 1997.

     o Open-ending could cause the Fund to dispose of investments that Management would like to retain which, even if new investor funds became available, might not be eligible for repurchase because of U.S. tax law constraints. Open-ending would also require the Fund to keep a portion of its assets uninvested and on hand in cash to satisfy redemptions, thus further reducing returns.

o Increased expenses would result from (i) spreading the Fund's fixed expenses over a smaller asset base and (ii) new, ongoing expenses associated with establishing and maintaining a distribution network for the Fund's shares. Management estimates that a 50% reduction in assets and a minimum 25 basis point 12b-1 distribution fee would increase expenses over 50% from 1.11% to 1.71%.

     o The Fund's expense ratio has for years been among the lowest of European closed-end funds.

     o Even if the Fund open-ends, there is no assurance satisfactory distribution arrangements could be achieved at rates significantly greater than 25 basis points.



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o    The discount has positive implications for reinvestment of dividends and distributions, as shareholders can reinvest at the discounted price under a closed- end structure, whereas reinvestment in shares of the fund under an open-end structure would be at NAV.

     o To enhance stockholder value, the Fund instituted a share buy-back program in 1999, which continues today. In 1999, buy backs added .67% or $2.8 million to year-end net asset value.

o If heavy stockholder withdrawals are experienced, the Fund will be forced to shrink dramatically the portfolio - possibly by 1/4 or more. 29% of the Fund's portfolio is currently in small and mid-cap stocks. Given the limited liquidity of the Swiss equity markets generally and, in particular the Fund's small and mid- cap portfolio, such sales would likely result in decreased prices and reduce the net asset value for remaining investors.

     o If withdrawals are too large, the assets could decrease to a level that the Fund may find is no longer economically feasible to continue operation.

     o   The expense of converting is estimated to be at least $350,000.

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